UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-25995 NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Nextera Enterprises, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
14320 Arminta Street Address of Principal Executive Office (Street and Number)
Panorama City, California 91402 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Nextera Enterprises, Inc. (the "Company" or "we," "us" or "our") has determined that it is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2007 by March 30, 2008 without unreasonable effort and expense because of the circumstances described below.

        In the past several months, our management has been, and continues to be, occupied with efforts to address the Company's compliance with its senior secured credit agreement. The senior secured credit agreement includes financial covenants related to minimum purchase orders, minimum consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"), maximum corporate overhead and maximum consolidated capital expenditures. The minimum consolidated EBITDA financial covenant requires consolidated EBITDA of the Company's wholly-owned subsidiary, Woodridge Labs, Inc., for the trailing thirteen-month period ending January 31, 2008 to be greater than $850,000. We are not in compliance with this financial covenant. This non-compliance with the minimum consolidated EBITDA financial covenant constitutes an event of default under the senior secured credit agreement, under which $14.65 million in borrowings is currently outstanding. We had previously disclosed the existence of such defaults in a press release on March 6, 2008. We are currently seeking a waiver, amendment or other arrangement with our lender to address the defaults under the senior secured credit agreement, but there can be no assurances that we will be able to obtain such a waiver, amendment or other arrangement. Unless resolved, an event of default would permit the lender to exercise its remedies under the senior secured credit agreement, including declaring all outstanding debt under the senior secured credit agreement to be immediately due and payable.

        These efforts have required significant amounts of management time that normally would be devoted to preparation of the Company's Form 10-K and related matters. The terms of any resolution, if obtained, or an acceleration of the outstanding amounts under senior secured credit agreement will materially affect the financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Annual Report") and the disclosures set forth in the Annual Report. There can be no assurance that we will be able to successfully complete these negotiations. The issues described above, which have caused us to be unable to timely file the Annual Report, could not be eliminated without unreasonable effort or expense.

Forward-Looking Statements

        This notification contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as "anticipate," "believe," "estimate," "intend," "plan," "could," "may" and similar expressions. Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things:

  •
  the risk that we may not obtain a waiver, amendment or other arrangement with our lender to address the defaults under the senior secured credit agreement;

  •
  the risk that our lender may exercise its remedies under the senior secured credit agreement, including declaring all outstanding debt under the senior secured credit agreement to be immediately due and payable and exercising its remedies against our assets, including a foreclosure upon all of the outstanding stock of the Company's sole operating subsidiary, Woodridge Labs, Inc.; and

  •
  the other factors detailed in the section entitled "Risk Factors" included in the Company's periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006.

All forward-looking statements included in this notification should be considered in the context of these risk factors. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Antonio Rodriquez (Name)	(818) (Area Code)	902-5537 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nextera Enterprises, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Antonio Rodriquez Antonio Rodriquez Chief Financial Officer